STARBOARD INVESTMENT TRUST
116 South Franklin Street
Rocky Mount, North Carolina 27804
252-972-9922

April 26, 2013

VIA EDGAR

==========

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Starboard Investment Trust (File Nos. 333-159484 and 811-22298), on behalf of the Matisse Discounted Closed-End Fund Strategy, a series of the Trust

Ladies and Gentlemen:

At the request of Ms. Kimberly A. Browning, this correspondence is being submitted in order to provide the prospectus and statement of additional information included in Post-Effective Amendment No. 100 with such documents marked to indicate the changes effected by the amendment.

If you have any questions or comments, please contact the undersigned at (252) 984-3816, extension 249.  Thank you for your consideration.

Sincerely,
Starboard Investment Trust

/s/ A. Vason Hamrick

A. Vason Hamrick
Secretary

cc:	Ms. Kimberly A. Browning
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Terrence O. Davis
Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
920 Massachusetts Avenue, NW
Suite 900
Washington, DC 20001